Exhibit 99.1

ALLOT COMMUNICATIONS SHARES INCLUDED IN THE TASE-100 INDEX

Boston, MA – June 13, 2011 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, announced today that it has been advised by the Tel Aviv Stock Exchange (TASE) that its shares will be included on the TA-100 Index as of June 15, 2011.  Inclusion in this exclusive index places Allot among the top 100 most valuable companies listed on the TASE.

Allot’s President and CEO, Rami Hadar, commented that “Allot is a leading player in the service optimization market, one of the fast-growing markets in the telecommunications field.  Allot’s solutions have become critical for operators, due primarily to the rapid and dramatic growth in mobile data, as smartphones and tablets become increasingly popular.  We believe that as a result of these trends, service optimization solutions will be deployed by the vast majority of service providers worldwide, both in wireless and wireline networks.  Recently, these trends have been the driver in Allot’s consistent growth and its penetration into large Tier 1 carriers, which require intelligent network management.”

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization and revenue generation solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions create smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company's plans, objectives and expectations for future operations, including our expectation that service optimization solutions will be deployed by the vast majority of service providers worldwide, both in wireless and wireline networks. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the company’s products; the company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Allot Communications Contacts
Jay Kalish
Executive Director Investor Relations
+972-54-2211365
jkalish@allot.com